UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

SWK HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Clint D. Carlson

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300	Page 2 of 14

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,427,421 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,427,421 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,427,421 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 26.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 3 of 14

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 721,679 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 721,679 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 721,679 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.7%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 4 of 14

1.	Names of Reporting Persons Double Black Diamond, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000 Shares (issuable upon exercise of a warrant)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000 Shares (issuable upon exercise of a warrant)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 Shares (issuable upon exercise of a warrant)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.3%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483600300	Page 5 of 14

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%
14.	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 483600300	Page 6 of 14

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 7 of 14

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 8 of 14

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,149,100 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600300	Page 9 of 14

1.	Names of Reporting Persons Michael D. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 305,000 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 305,000 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 305,000 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.7%
14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, and this Amendment No. 4, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, par value $0.001 per share, of SWK Holdings Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D. This Amendment No. 4 amends Items 3, 4, 5 and 7 as set forth below.

Item 3. Source and Amount of Funds or Other Consideration

The final paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Issuer has granted to Mr. Weinberg a total of 305,000 shares of restricted stock (235,000 of which are unvested as of the date hereof) in lieu of cash compensation for his service as a nonexecutive director of the Issuer and as such, no additional funds were used to acquire the shares of restricted stock.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Carlson Capital submitted a letter dated May 16, 2014 (the “Letter”) to the board of directors of the Issuer regarding a potential transaction whereby the Issuer would issue 80,000,000 new Shares to certain of the Reporting Persons, or affiliates thereof. The Letter is a non-binding indication of interest and any transaction would be subject to the execution of definitive documentation and the approval of the independent members of the board of directors of the Issuer. Carlson Capital reserves the right to modify the terms proposed in the Letter or to withdraw the indication of interest as expressed in the Letter in its sole discretion.

The Reporting Persons expect to engage in discussions and negotiations with the Issuer and other parties with respect to the transaction contemplated by the Letter and other possible transactions. However, if a transaction on terms substantially similar to those set forth in the Letter, or any transaction arising out of discussions concerning the Letter, is not consummated for any reason, the Reporting Persons will continuously evaluate the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional Shares will be acquired by the Reporting Persons or by entities affiliated with any Reporting Person or whether the Reporting Persons will dispose of any Shares or take other actions as the Reporting Persons deem appropriate. At any time, additional Shares may be acquired (subject to the limitations contained in the Second Amended and Restated Rights Agreement by and between the Issuer and Computershare Trust Company, N.A., as rights agent, dated as of February 2, 2012) or some or all of the Shares beneficially owned by the Reporting Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

The foregoing description of the Letter does not purport to be complete and is qualified in its entirety by reference to the Letter, a copy of which is attached as Exhibit 12 hereto, which exhibit is incorporated by reference in its entirety in this Item 4.

Other than as described in this Item 4, none of the Reporting Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D and the Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the shares reported herein; provided, however, that as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more of the Reporting Persons may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

Paragraphs (a)–(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on May 16, 2014, Carlson beneficially owned an aggregate of 13,149,100 Shares (including a warrant to purchase 1,000,000 Shares), constituting approximately 30.5% of the Shares outstanding. Mr. Weinberg may be deemed to beneficially own an aggregate of 305,000 Shares, constituting approximately 0.7% of the shares outstanding based upon his ownership of (i) 200,000 shares of restricted stock that vest based upon the 60 day average closing price of the Shares, (ii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2012 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2013, (iii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on March 14, 2013 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2014, and (iv) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2014 as compensation for his service as a director of the Issuer, that fully vest on January 31, 2015, provided that Mr. Weinberg remains a director of the Issuer at such time.

The aggregate percentages of Shares reported herein are based upon 43,174,894 Shares outstanding, which is the total number of Shares issued and outstanding as of May 9, 2014 as reported in the Issuer’s quarterly report on Form 10-Q for the period ended March 31, 2013, filed on May 14, 2014.

(b) Carlson Capital, Asgard II, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 721,679 Shares reported herein as beneficially owned by Offshore, (ii) the 11,427,421 Shares reported herein as beneficially owned by Double Offshore and (iii) the 1,000,000 Shares issuable upon exercise of a warrant reported herein as beneficially owned by DBD LP. Subject to the vesting requirements described herein, Mr. Weinberg has the power to vote and direct the disposition of the 305,000 shares of restricted stock beneficially owned by him.

(c) Other than as described herein, no transactions were effected by the Reporting Persons in the Shares during the past 60 days.

Item 7. Materials to be Filed as Exhibits

The information previously provided in response to Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 12	Letter dated May 16, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2014

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Michael D. Weinberg
Michael D. Weinberg